Shuttle Pharmaceuticals Holdings, Inc.

401 Professional Drive, Suite 260

Gaithersburg, MD 20879

January 20, 2026

Via EDGAR

Alan Campbell and Laura Crotty

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Shuttle Pharmaceuticals Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 11, 2025
File No. 333-291628

Ladies and Gentlemen:

This correspondence responds to the letter, dated January 16, 2026, received from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-mentioned Amendment No. 1 to the Registration Statement on Form S-1 filed on December 11, 2025 (“Amendment No. 1”) by Shuttle Pharmaceuticals Holdings, Inc. (the “Company”, “we”, “us” or “our”) and our response letter, dated December 29, 2025 (the “Response”). For convenience, the Staff’s comment is restated below in bold text, with the comment followed by our response.

General

1.	We note your response to our prior comment. Please provide us with the following information:

● Tell us how you will account for the acquisition.

Response: The Company respectfully acknowledges the Staff’s comment and confirms the Company will account for the acquisition as an asset acquisition. The Company reached this conclusion considering that substantially all of the fair value of the gross assets acquired is concentrated in the intellectual property comprising the Molecule.ai platform. Further, the Company considered whether the acquired assets meet the definition of a “business” in accordance with ASC 805-10-55-4. That is, whether the Company acquired inputs, processes and outputs. While the intellectual property assets meet the definition of inputs, the Company acquired no processes nor did the Company acquire an organized workforce having the necessary skills and experience following rules and conventions capable of being applied to inputs to create outputs. Therefore, the Company concluded that it did not acquire a business, and the acquisition was an asset acquisition.

● Your disclosure says that you acquired substantially all of the assets and liabilities of Molecule.ai. Please confirm whether you acquired the legal entity of Molecule.ai.

Response: The Company acknowledges the Staff’s comment and confirms that it did not acquire the legal entity of Molecule.ai.

●	Please confirm whether the software platform you acquired was ready to use upon acquisition

Response: The Company acknowledges the Staff’s comment and confirms that, although the software platform did have “technical feasibility” at the time of acquisition, it still required substantial development for the Company’s intended purpose and, therefore, was not ready for use upon purchase. Specifically, since the acquisition, the Company has developed, and expects to continue to develop, new models that support more therapeutic development tasks such as drug-target interaction, and an agentic framework that can automatically perform complex therapeutic development workflow. These developments are required to bring the product to market.

●	Please describe any arrangements you have with Zhitian (Andy) Zhang to provide post-acquisition services to your company

Response: The Company acknowledges the Staff’s comment and confirms that it has entered into a consulting agreement with Mr. Zhang, pursuant to which he has agreed to provide services to the Company “for the continued development, maintenance and expansion of the Molecule.ai [s]oftware.” Specifically, these services include: (i) developing new features to the platform including drug-target interactions and gene-disease negotiations, (ii) developing an autonomous AI agent for drug discovery, (iii) providing agentic AI-driven iterative experiment design, (iv) making improvements on model accuracy, robustness, explainability and compliance with scientific and regulatory standards, (v) routine monitoring and debugging services, and (vi) such other support services reasonably required by the Company. The initial term of the agreement is 12 months, and automatically renews for successive 12-month periods unless earlier terminated. In consideration for his services, the Company has agreed to pay a company wholly-owned by Mr. Zhang a sum of $12,000 per month in arrears.

●	Please provide an estimate of the additional development costs you expect to be incurred on the software platform post-acquisition compared to the costs incurred prior to acquisition.

Response: The Company acknowledges the Staff’s comment and currently estimates that it will incur an additional $185,000 in additional post-acquisition development costs for the activities further described in the preceding comment response and bring the product to market. Pre-acquisition development costs were de minimis, as relevant activity was substantially platform development by Mr. Zhang, for which no compensation was paid.

We hope the foregoing has been responsive to your comments. If you have any questions or comments regarding the foregoing, please contact Aaron Schleicher, Esq. at (212) 660-3034 or aschleicher@sullivanlaw.com.

Very truly yours,

/s/ Christopher Cooper
Christopher Cooper
Interim Chief Executive Officer
Shuttle Pharmaceuticals Holdings, Inc.

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP
Aaron M. Schleicher, Esq., Sullivan & Worcester LLP